SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 11 2012
DIVISION OF TRADING & MARKETS

U.S. SECU  SION

12062606

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO 8-41840

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Chase Investment Services Corp.

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

300 S. Riverside Drive
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin L. Martin — (614) 244-6165
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

41 S. High Street Suite 2500	Columbus	OH	43215
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Kevin L. Martin , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Chase Investment Services Corp. as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Kevin L. Martin , Financial and Operations Principal



Notary Public


NOTARY PUBLIC
STATE OF OHIO

HEATHER EMMERT
Notary Public, State of Ohio
My Commission Expires Dec. 9, 2011

This report ** contains (check all applicable boxes):

X	(a)	**Facing Page**
X	(b)	**Statement of Financial Condition**
	(c)	**Statement of Income**
	(d)	**Statement of Cash Flows**
	(e)	**Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital**
	(f)	**Statement of Changes in Liabilities Subordinated to Claims of Creditors**
	(g)	**Computation of Net Capital**
	(h)	**Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3**
	(i)	**Information Relating to the Possession or Control Requirements Under Rule 15c3-3**
	(j)	**A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3**
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	**A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation**
X	(l)	**An Oath or Affirmation**
	(m)	**A Copy of the SIPC Supplemental Report**
	(n)	**A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit**

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

Chase Investment Services Corporation

(A wholly owned subsidiary of JPMorgan Chase & Co.

Financial Statements and Supplementary Schedules Required by Rule 17a-5 of the Securities Exchange Act of 1934

December 31, 2010

Available for Public Inspection

Chase Investment Services Corporation
(A wholly owned subsidiary of JPMorgan Chase & Co.)
Index
December 31, 2010

Page(s)

Report of Independent Auditors

To the Board of Directors and Stockholder of
Chase Investment Services Corporation

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Chase Investment Services Corporation (the "Company") at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 28, 2011

Chase Investment Services Corporation

(A wholly owned subsidiary of JPMorgan Chase & Co.)

Statement of Financial Condition

December 31, 2010

(dollars in thousands, except for share data)

Assets		
Cash and cash equivalents	$	84,480
Cash segregated under federal and other regulations		10,498
Receivable from clearing broker		13,765
Securities owned, at fair value		725
receivable from affiliates, net		12,724
Other receivables		15,708
Goodwill		31,808
Commission advances to sales representatives		12,990
Other assets		6,937
Total assets	$	189,635
Liabilities and Stockholder's Equity		
Payable to customers		143
Securities sold, not yet purchased, at fair value		122
Payable to affiliates, net		1,630
Accrued employee compensation and benefits		37,157
Accounts payable		3,405
Current tax liability, net		3,165
Deferred tax liability, net		4,015
Other liabilities		16,755
Total liabilities		66,392
Stockholder's Equity		
Common stock, par value $1 per share; authorized 1,500 shares, 500 issued and outstanding		1
Additional paid-in capital		113,576
Retained earnings		9,666
Total stockholder's equity		123,243
Total liabilities and stockholder's equity	$	189,635

The accompanying notes are an integral part of these financial statements.

Chase Investment Services Corporation
(A wholly owned subsidiary of JPMorgan Chase & Co.)
Notes to Financial Statements
December 31, 2010
(dollars in thousands)

1. Organization

Chase Investment Services Corporation ("CISC") is a wholly owned subsidiary of Banc One Capital Holdings LLC ("BOCH" or the "Parent"). BOCH is a wholly owned subsidiary of JPMorgan Chase & Co. ("JPMorgan Chase"). CISC is a registered broker dealer pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). CISC is also a registered investment advisor under the Investment Advisers Act of 1940.

CISC's primary business activity is the sale and distribution of various investment products on behalf of its retail customers. CISC is a fully disclosed introducing broker for brokerage products, which include mutual funds, equities, and fixed income securities. The clearance and custody of customer transactions are provided by CISC's clearing broker, National Financial Services LLC ("NFS").

2. Significant Accounting Policies

The accounting and financial reporting policies of CISC conform to U.S. GAAP and prevailing industry practices.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents
Cash on deposit and highly liquid investments with an original maturity of three months or less, at their time of acquisition are generally considered cash and cash equivalents.

Securities Transactions
Proprietary securities transactions are recorded on the trade date. Customers' securities transactions are recorded on the settlement date, with related commission revenue recorded on trade date. Amounts receivable and payable on unsettled transactions are recorded net in receivable from clearing broker on the accompanying statement of financial condition.

Revenue and Expenses
Commissions on securities transactions are recorded in commissions and fees in the accompanying statement of income. Commissions earned on sales of insurance annuity products through Chase Insurance Agency ("CIA") and rule 12b-1 fees earned from mutual funds distributed by JPMorgan Distribution Services, Inc. are reported as commissions, fees and other income earned from affiliates in the accompanying statement of income. Fees earned from customers as a percentage of assets under management held in managed account products are recorded on the accrual basis and are included in asset management service fees in the accompanying statement of income. Marketing share revenues earned through the distribution of other fund companies' shares are included in other income in the accompanying statement of income.

Amounts receivable at December 31, 2010 related to managed account product fees are included in other receivables on the accompanying statement of financial condition.

Interest and Dividends
The Company earns interest and dividends from its investments in money market investment funds and cash deposits with financial institutions and NFS. Interest and dividend income is recorded on the accrual basis of accounting.

Commission Advances to Sales Representatives
Commissions and advancements in the amount of $12,990 are recorded as are a result of the sale of managed account products.

Other Assets
Other assets in the amount of $6,937 primarily include prepaid assets and furniture and equipment. Furniture and equipment of $1,068 are carried at cost less accumulated depreciation and amortization.

Depreciation and Amortization
CISC computes depreciation using the straight-line method over the estimated useful life of the assets, which is three to ten years.

Income Taxes
CISC uses the asset and liability method as required by U.S. GAAP to provide for income taxes on all transactions recorded in the financial statements.

CISC is a member of the JPMorgan Chase consolidated group which is subject to ongoing tax examinations by the tax authorities of the various jurisdictions in which it operates, including U.S. federal, state and non-U.S. jurisdictions.

The results of operations of CISC are included in the consolidated U.S. Federal, New York State, New York City and other state income tax returns filed by JPMorgan Chase. In addition, CISC files income tax returns in various states on a separate company basis. Pursuant to a tax sharing arrangement, JPMorgan Chase allocates to CISC its share of the consolidated tax expense or benefit based upon statutory rates applied to CISC's earnings as if it were filing separate returns. State and local taxes are provided on CISC's taxable income at the effective income tax rate applicable to the consolidated JPMorgan Chase entity.

(dollars in thousands)

Tax sharing agreements between JPMorgan Chase and CISC allow for intercompany payments to or from JPMorgan Chase for outstanding current income taxes and deferred tax assets or liabilities.

3. Cash Segregated under Federal and Other Regulations

At December 31, 2010, CISC had a segregated Money Market Deposit Account with a market value of $10,498 held in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the United States Securities and Exchange Commission ("SEC").

4. Fair Value

A three-level valuation hierarchy has been established under U.S. GAAP for disclosure of fair value measurements. The valuation hierarchy is based on the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1: Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2: Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3: One or more inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following table presents the assets and liabilities carried at fair value on the statement of financial condition by level within the valuation hierarchy as of December 31, 2010.

	Assets at Fair Value as of December 31, 2010			
	Level 1	**Level 2**	**Level 3**	**Total**
Money Market Mutual Fund	$ 58,816	$ -	$ -	$ 58,816
Total Cash Equivalents	58,816	-	-	58,816
State and municipal securities	344	-	-	344
Other securities	369	12	-	381
Total Securities owned at fair value	713	12	-	725
Total Assets at Fair Value	59,529	12	-	59,541
Other securities	(86)	(36)	-	(122)
Total Securities sold, not yet purchased at fair value	(86)	(36)	-	(122)

Securities whose values are based on quoted market prices in active markets, and are therefore classified within level 1, generally include actively traded listed equities. Securities may be

classified as level 2 when market information becomes available, yet the investment is not traded in an active market or the valuation is adjusted to reflect illiquidity and/or non-transferability. CISC does not hold securities classified as Level 3. Additionally, there were no transfers between levels 1, 2 and 3 any time during the year.

Securities owned and securities sold, not yet purchased, are recorded at fair value. Securities owned and securities sold, not yet purchased, are valued using quoted market prices or dealer price quotations in actively traded markets.

Securities sold, not yet purchased, represent obligations of CISC to deliver specified securities and thereby create a liability to purchase the security in the market at prevailing prices.

Securities owned are held by CISC's clearing broker. Under the terms of the clearing agreement, NFS may rehypothecate these securities. CISC is subject to credit risk should the clearing broker be unable to fulfill its obligations to return the securities.

5. Receivable from Clearing Broker

The receivable from clearing broker primarily represents the amounts due from NFS relating to commission and fee revenues, net of the related clearing costs. The receivable also includes amounts due from NFS for cash balances in firm trading and error accounts.

6. Payable to Customers

CISC clears customer transactions through its clearing broker and as such does not carry customer accounts on its books; however, customer payable balances may occur in the normal course of business as a result of customer checks received by CISC which were not deposited with NFS and/or direct settlements with customers related to trading activity.

7. Goodwill

Goodwill is recorded upon completion of a business combination as the difference between the purchase price and the fair value of the net assets acquired. Other intangible assets are recorded at their fair value upon completion of a business combination or certain other transactions, and generally represent the value of customer relationships or arrangements.

Subsequent to initial recognition, goodwill is tested for impairment during the fourth quarter of each fiscal year, or more often if events or circumstances, such as adverse changes in the business climate, indicate that there may be impairment. Goodwill was not impaired at December 31, 2010, nor was any goodwill written off during 2010.

8. Credit Risk, Guarantees and Indemnification

CISC clears all of its securities transactions through its clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between CISC and NFS, the clearing broker has the right to charge CISC for losses that result from its customers' failure to fulfill their contractual obligations.

To minimize its risk, CISC, through its clearing broker, requires its customers to, at a minimum, meet margin requirements as specified under U.S. Treasury Regulation T. This margin

(dollars in thousands)

requirement is a good faith deposit from the customer related to their trading obligations. If necessary, CISC may liquidate certain positions to satisfy the obligations of the customer. Management believes that the margin deposits made by its customers with NFS at December 31, 2010 are adequate to mitigate the risk of material loss.

In addition, CISC has the right to pursue collection or performance from customers and other counterparties who do not perform under their contractual obligations. CISC monitors the financial standing of NFS and all customers and counterparties to whom it extends credit. U.S. GAAP requires the disclosure of representations and warranties, which CISC enters into and which may provide general indemnifications to others. CISC in its normal course of business may enter into contracts that contain such representations and warranties. CISC's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against CISC that have not yet occurred. However, based on its experience, CISC believes the risk of loss to be remote.

9. Related-Party Transactions

In addition to operating expenses incurred by CISC, certain technology, communication and other shared corporate service costs are incurred in common for CISC by JPMorgan Chase and its other subsidiaries. CISC is allocated a share of the costs of these services proportionately based on an agreed methodology for each type of expense.

CISC derives a portion of its revenue from Chase Insurance Agency and JPMorgan Distribution Services, Inc. These amounts are recorded as commissions, fees and other income earned from affiliates in the statement of income. CISC aggregates its intercompany receivables and payables by each affiliate. As a result of this netting arrangement, the aggregate receivables with Chase Insurance Agency and JPMorgan Distribution Services, Inc. related to these transactions at December 31, 2010 were $2,144 and $3,949, respectively. In addition CISC has an aggregate receivable from the JPMorgan Chase Bank of $6,631 and a payable of $1,630 with JPMorgan Investment Management.

CISC deposits certain cash balances with JPMorgan Chase Bank National Association ("JPMorgan Chase Bank N.A."), a wholly owned subsidiary of JPMorgan Chase. At December 31, 2010, such deposits amounted to $25,664. Cash equivalents of $58,816 are invested in various JPMorgan Chase money market funds.

On June 22, 2007, CISC entered into a revolving subordinated loan (the "subordinated loan") agreement with the Parent for $100,000, which matures on July 7, 2017. Based upon an agreement approved by FINRA, the subordinated loan is available in computing regulatory net capital. This loan may be repaid prior to maturity only if, after giving effect to such payment, CISC meets its regulatory net capital requirements. CISC did not borrow any amounts under the subordinated loan agreement during the year ended December 31, 2010.

10. Employee Compensation and Benefits

CISC's employees participate, to the extent they meet the minimum eligibility requirements, in various benefit plans sponsored by JPMorgan Chase. Additionally, CISC's employees may receive stock-based incentive compensation awards based on their performance, the performance of their business and JPMorgan Chase's consolidated operating results.

(dollars in thousands)

Pension and Other Postretirement Plans
CISC's employees are eligible to participate in the JPMorgan Chase qualified, noncontributory, U.S. defined benefit pension plan and they may also participate in JPMorgan Chase's defined contribution plan. In addition, qualifying U.S. employees are provided postretirement medical benefits through JPMorgan Chase. The medical benefits are contributory, and vary with length of service and date of hire and provide for limits on JPMorgan's Chase's share of covered medical benefits. There are no separate plans solely for the employees of CISC and, therefore, pension expense as well as postretirement medical expense for CISC is determined based upon participation and effected through an intercompany charge from JPMorgan Chase, which is settled monthly.

The JPMorgan Chase domestic pension and other postretirement employee benefit ("OPEB") plans are accounted for in accordance with U.S. GAAP for retirement benefits. Assets of the JPMorgan Chase qualified domestic defined benefit pension plan exceeded the projected benefit obligation at December 31, 2010.

Consolidated disclosures about the pension and OPEB plans of JPMorgan Chase, including funded status, components of benefit expense and weighted-average actuarial assumptions are included in Note 9 of JPMorgan Chase's 2010 Annual Report.

Employee Stock-Based Incentives
Certain key employees of CISC participate in JPMorgan Chase's long-term stock-based incentive plans that provide for grants of common stock-based awards, including stock options, restricted stock units, and stock appreciation rights. Employee stock-based compensation expense is determined by an intercompany charge from JPMorgan Chase.

For further information about the employee stock awards of JPMorgan Chase and the related accounting, please see Note 10 of JPMorgan Chase's 2010 Annual Report.

11. Income Taxes

At December 31, 2010, CISC has a net deferred tax liability of $4,015. The significant components are a deferred tax asset relating primarily to litigation expenses and a deferred tax liability relating to prepaid expenses. CISC has concluded that it is more likely than not that the deferred tax asset will be realized and, therefore, no valuation allowance is required.

In addition, at December 31, 2010, CISC has an income tax payable to JPMorgan Chase, and state and local tax authorities of $3,165.

The Company adopted FASB guidance which addresses the recognition and measurement of tax position taken or expected to be taken, and also guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosures, to all of its income tax positions, resulting in no material impact on the Company's financial statements.

The Company is a member of the JPMorgan Chase consolidated group which is subject to ongoing tax examinations by the tax authorities of the various jurisdictions in which it operates, including U.S. federal, state and non-U.S. jurisdictions.

(dollars in thousands)

12. Commitments and Contingencies

CISC maintains reserves for certain outstanding litigation. CISC accrues for litigation-related liabilities when it is probable that such a liability has been incurred and the amount of the loss can be reasonably estimated. During 2010, CISC decreased its litigation reserve by $3,413, which is included in other expenses in the statement of income. While the outcome of litigation is inherently uncertain, management believes, in light of all information known at December 31, 2010, the Company's litigation reserves were adequate at such date. Management reviews litigation exposures periodically, and the reserve may be increased or decreased in the future to reflect developments. CISC believes it has meritorious defenses to claims asserted against it and with respect to such litigation intends to continue to defend itself vigorously, litigating or settling cases, according to management's judgment as to what is in the best interest of CISC.

13. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, CISC's customer activities involve the execution and financing of various customer securities transactions and guarantee the settlement of transactions and customer margin borrowings to its clearing broker. These activities may expose CISC to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and CISC has to purchase or sell the financial instrument underlying the contract at a loss.

14. Net Capital Requirements

CISC is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934); which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. CISC is required to maintain minimum net capital equal to the greater of $250 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2010, CISC had net capital of $35,343, which was $31,193 in excess of its required net capital of $4,150. CISC's ratio of aggregate indebtedness to net capital was 1.76 to 1 at December 31, 2010.

15. Subsequent Event

CISC has performed an evaluation of events that have occurred subsequent to December 31, 2010, and through February 28, 2011 (the date of the filing of this report) and noted that the clearance and custody of customer transactions, currently provided by CISC's clearing broker, NFS, originally scheduled to be transitioned to J.P. Morgan Clearing Corp, an affiliate company, in 2010 and is now scheduled for 2011. No other material subsequent events occurred during said period that would require disclosure in this report, or would be required to be recognized in the Financial Statements, as of or for the year ended December 31, 2010.